Exhibit 99.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) made effective as of [     ], 2026 (the “Effective Date”), by and among the current shareholders of the Company listed in Exhibit A attached hereto (the “Current Shareholders”) of Psyga Bio Ltd., an Israeli company, Registration No. 516387107 (the “Company”), and XTL Biopharmaceuticals Ltd., an Israeli public company, Registration No. 520039470 (“Buyer).

Each of the Company, the Current Shareholder and the Buyer shall be referred to herein as a “Party” and collectively, the “Parties”.

WHEREAS, the Buyer desires to purchase from the Current Shareholders the Acquired Shares which they own in the Company pursuant to the terms and conditions more fully set forth in this Agreement (the “Acquisition”); and

WHEREAS, following the Acquisition, the Company will become a wholly-owned Subsidiary of the Buyer;

WHEREAS, each of the Current Shareholders are the beneficial owners of the respective amount of the Acquired Shares; and

WHEREAS, the Current Shareholders have agreed to sell to the Buyer and the Buyer has agreed to purchase from Current Shareholders, a total of 338,990 Ordinary Shares (the “Acquired Shares”) representing 100% of the issued and outstanding share capital of the Company on a Fully Diluted basis, against the Equity Consideration to the Current Shareholders on a Pro Rata Basis, as set forth in Exhibit A attached hereto; and

WHEREAS, the Board of Directors of the Company and of the Buyer have (i) determined that this Agreement, the Acquisition, and the other transactions contemplated by this Agreement are in the best interests of the Company and the Buyer (as the case may be) and are fair to their respective shareholders, and (ii) approved this Agreement, the Merger and the other Transactions; and

WHEREAS, the Parties acknowledge that Mr. Alex Rabinovich, one of the Current Shareholders, is also an interested party (בעל עניין) of the Buyer within the meaning of the Companies Law, serving as a director and holding approximately 25% of the issued and outstanding share capital of the Buyer, and accordingly, the transactions contemplated by this Agreement constitute an interested party transaction requiring the approval of the Buyer’s Audit Committee, Board of Directors and general meeting of shareholders pursuant to Chapter 5 of the Companies Law; and

WHEREAS, the Parties have agreed that as result of the Transaction, Buyer shall hold 338,990 Ordinary Shares, representing 100.00% of the issued and outstanding share capital of the Company on a Fully Diluted Basis.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1.	Definitions

1.1.	For purposes hereof:

“Accounts Date” means December 31, 2024.

"Additional Issuance” means the issuance by Buyer to the Current Shareholders of ADSs (or Buyer Warrants in lieu thereof) representing ten percent (10%) of the issued and outstanding share capital of Buyer as of the Effective Date upon achievement of each of the First Milestone, Second Milestone and Third Milestone, in each case distributed on a Pro Rata Basis.

“ADS” means an American Depositary Share of Buyer, with each ADS representing 400 Ordinary Shares of Buyer.

“Affiliate” means with respect to any person or entity, any person or entity directly or indirectly, controlling such person, controlled by or under common control with such person or entity, without limitation, any general partner, managing member, officer or director of that person or entity, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with that person or entity. For this purpose: "Control" shall mean : (i) the ability to direct, or cause the direction of, the management and policies of the relevant person, whether through the ownership of voting securities, by contract or otherwise, and whether directly or indirectly, or (ii) the beneficial ownership (directly or indirectly, including through one or more intermediaries) of 50% or more of the ownership interests in such person, including the issued and outstanding share capital, voting rights or other ownership interests or the right to appoint the majority of the directors (or the equivalent thereof) in such person;

“Applicable Laws” means all laws, regulations, directives, statutes, subordinate legislation, , all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal exercising statutory or delegated powers issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all statutory guidance and policy notes having a force of law , in each case to the extent applicable to the parties or any of them, or as the context requires.

“First Milestone” means the commencement of at least three (3) clinical trials from the Company’s pipeline within twelve (12) months from the Closing Date.

“Second Milestone” means the successful achievement of targets in at least two (2) clinical trials from the Company’s pipeline within thirty-six (36) months from the Closing Date.

“Third Milestone” means entering the development of Ibogaine-based products triggered by execution of a binding commercialization agreement and/or development partnership agreement with a reputable third-party pharmaceutical, biotechnology, or life sciences company for the commercialization, licensing, development and/or co-development of Ibogaine-based products based on the Company’s regulatory licenses

“Business Day” means a day other than: (i) any Friday, Saturday or Sunday, or (ii) any other day on which commercial banks in Israel are generally closed for business;

“Buyer Ordinary Shares” means ordinary shares NIS 0.1 par value each of the Buyer.

“Buyer Shares” means Buyer Ordinary Share issued to the Current Shareholders upon such time of reaching the relevant Milestone and the exercise of the Buyer Warrants.

“Buyer Warrants” means a warrant to purchase Buyer Ordinary Share exercisable by the payment of such share par value as of the time of reaching the relevant Milestone or by way of cashless exercise thereof, in the form substantially attached hereto as Schedule 1.1.1.

“Capital Reorganization” means a capital flattening (השטחת הון) of the Company’s share capital pursuant to which all shares of the Company are converted into Ordinary Shares of a single class with equal rights, in accordance with the Companies Law.

“Companies Law” means the Israeli Companies Law 5759-1999.

“Data Protection Law” means all Applicable Laws in connection with data protection and privacy protection which apply to the Company, including without limitation the European Regulation (EU) 2016/679 (the General Data Protection Regulation) and the Israel Privacy Protection Law 5741-1981 and the rules and regulations promulgated thereunder;

“Disclosed” means fully, fairly and specifically disclosed in the Schedule of Exceptions;

“Due Diligence Documents” means the material documents of the Company as listed in Schedule 1.1.2.

“Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, right of first negotiation, right of first notice, preemptive right, title reversion agreement, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement except for any encumbrance or other restriction imposed directly pursuant to this Agreement or under any applicable law.

"Equity Consideration” means the Shares Issuance and, if and when applicable, the Additional Issuance.

“Escrow Agent” means [_______], Israel.

“Escrow Agreement” means that certain escrow agreement to be executed between the Parties and the Escrow Agent concurrently with the execution of this Agreement in the form substantially as attached hereto as Schedule 1.1.3.

“Ibogaine” means the naturally occurring psychoactive alkaloid derived from Tabernanthe iboga, including its extracts, isolated compounds, synthetic forms, derivatives and related pharmaceutical applications.

“Financial Statements” means the audited consolidated financial statements of the Company (including balance sheet, income statement and statement of cash flows) as of December 31, 2024.

"Fully Diluted Basis" means with respect to any person, all issued and outstanding share capital of any class, warrants, options, convertible loans, rights and convertible securities of such person, all on an as-if exercised and as-converted basis (including all rights and promises of any kind that could directly or indirectly result in any right to receive or purchase any of the foregoing).

"Fundamental Representations" means the representations and warranties set forth in Sections 5.1 (Organization; Good Standing), 5.2 (Share Capital), 5.3 (Corporate Structure), 5.4 (Authorization; Approvals), 5.6 (Insolvency), 5.16 (Financial Statements) and 5.22 (Tax).

“Governmental Entity” means any government or governmental or regulatory body thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any competent court or arbitral body, exercising executive, legislative, judicial, regulatory or administrative functions, including but not limited to the SEC, the ITA.

“Indemnification Agreements” means the indemnification agreements to be issued to the directors who will be appointed to the Buyer by the Company effective as of Closing, in accordance with the provisions of Section 4.1 hereinafter, in the form attached hereto as Exhibit B.

“Intellectual Property” means patents, utility models, trademarks, service marks, trade and business names, registered designs, design rights, copyright rights, trade secrets, confidential information of all kinds and other similar proprietary rights which may subsist in any part of the world and whether registered or not, including, where such rights are obtained or enhanced by registration, any registration of such rights and rights to apply for such registrations;

“ITA” means Israel Tax Authority.

“Inventions” means any patent applications, patents, know-how, technical information, work product, designs, ideas concepts, information, materials, processes, data, programs, improvements, innovations, discoveries, developments, artwork, works of authorship, concepts, drawings, algorithms, techniques, methods, systems, processes, compositions of matter, computer software programs, databases and mask works formulae, other copyrightable works, and technique, whether or not patentable, copyrightable or protectable as trade secrets, irrespective of whether registered as a patent, copyright, trademark or in another form.

“Key Persons” means each of the following: (1) Professor Dedi Meiri.

“Material Adverse Effect” means an effect, event, circumstance, development or change that is materially adverse to the business, assets (including intangible assets), liabilities, condition (financial or otherwise) property or results of operation of the Company, except that any effect to the extent resulting or arising from any of the following shall not be considered when determining whether a Material Adverse Effect has occurred: (a) any changes to global or local economic, political, financial or securities market conditions; (b) any changes or developments in conditions in the industries or markets in which the Company operates, (c) any act of war (whether or not declared), armed hostilities or terrorism, or any escalation or worsening of any such act of war, armed hostilities or terrorism threatened or underway as of the date of this Agreement; (c) any changes in applicable laws or regulations or GAAP or other accounting standards or the interpretation thereof which are applicable to the Company; or (d) any material international or national calamity or earthquake, hurricane, pandemic or other natural disaster or act of God; provided, that in each case of the preceding clauses, such condition or change does not have a disproportionate effect on the Company relative to similarly situated businesses in the industries and jurisdictions in which the Company operates.

"Milestone” means any of the First Milestone, the Second Milestone and the Third Milestone.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Deficiency Notice” means the letter dated February 27, 2026 issued by The Listing Qualifications Department of Nasdaq notifying the Buyer that, based upon Nasdaq’s review and pursuant to Nasdaq Listing Rule 5101, Nasdaq has determined that it believes the Buyer constitutes a “public shell” and that the continued listing of the Buyer’s ADSs is no longer warranted, as more fully described in the Report of Foreign Private Issuer filed with the SEC on February 27, 2026

(available at https://www.sec.gov/Archives/edgar/data/1023549/000121390026021691/ea0279045-6k_xtlbio.htm).

“Ordinance” means the Israeli Income Tax Ordinance [New Version] 5721-1961 and all the regulations, rules and orders promulgated thereunder.

“Ordinary Shares” means ordinary shares, par value NIS 0.01 each of the Company.

“Permits” means any approvals, authorizations, consents, licenses or permits of a Governmental Entity.

"Person” or "person" means (i) any individual, firm, company, limited liability company, joint stock corporation or other company, governmental body, joint venture, association, trust or partnership, works council, or any other entity of any kind (whether or not having a separate legal personality), and (ii) a reference to that person’s legal personal representatives and successors.

“Pro Rata Basis” means each of the Current Shareholders respective holdings in the issued and outstanding share capital of the Company immediately prior to the consummation of the Acquisition.

“Registration” means the registration of the Buyer Ordinary Shares as issued pursuant the Share Issuance with the TASE clearing house.

“Restricted” means securities disposed in compliance with applicable United States state and federal securities laws and restricted pursuant the provisions of the Lock-up Agreement and to mutatis mutandis applicable provision of Rule 144.

“ROC” means Israel Registrar of Companies.

“Rule 144” means Rule 144 promulgated under the Securities Act of 1933, as amended from time to time.

“Share Issuance” means the issuance of such number of ADS(s) representing that number of Restricted Buyer Ordinary Shares representing immediately after such issuance 40% (the “Shareholdings Percentage”) of the issued and outstanding share capital of the Buyer.

"SEC” means the U.S. Securities and Exchange Commission.

“Schedules of Exceptions” shall have the meaning ascribed to it in Section 5 below.

“TASE” means the Tel Aviv Stock Exchange.

“Tax” or “Taxation” means and includes all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies, escheat or other governmental charges, duties, contributions and levies, withholdings and deductions wherever and whenever imposed and all related penalties, charges, costs and interest, and shall include any liability for such amounts as a result of (i) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (ii) a contractual obligation to indemnify any person or other entity.

“Taxation Authority” means the ITA and any governmental or other authority competent to impose Taxation in each jurisdiction in which the Company operates.

“Tax Returns” mean all material tax returns, statements, forms and reports (including, elections, declarations, disclosures, schedules, estimates and informational tax returns) for Taxes.

“Transaction Agreements” means this Agreement, the Company Amended Restated Articles, the Indemnification Agreement, the Lock-Up Agreement, and all other documents and contractual obligations to be executed and delivered in connection herewith and therewith.

“Unaudited Financial Statements” means the Company unaudited financial statements as of December 31, 2025, as provided to Buyer on [______], 2026, a copy of which is attached hereto as Schedule 1.1.4.

1.1.	Terms not defined in Section 1.1, shall have the meaning ascribed to them anywhere else in this Agreement.

1.2.	Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

1.3.	The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement. The word "includes" and "including" and their syntactical variants mean "includes, but is not limited to" and "including, without limitation," and corresponding syntactical variant expressions.

1.4.	The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Agreement.

2.	The Transactions; The Closing.

2.1.	At the Closing, (i) the Current Shareholders shall severally but simultaneously, sell, assign, transfer, and deliver to the Buyer the applicable amount of Acquired Shares to be sold by them, as detailed in Exhibit A attached hereto, free from all Encumbrances, and Buyer will purchase good and valid title to the Acquired Shares from the Current Shareholders, and Buyer, in consideration for the Acquired Shares, shall issue the Share Issuance to the Current Shareholders in accordance with the allocation set out in Exhibit A attached hereto; all on the terms and subject to the conditions set forth in this Agreement.

2.2.	Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place remotely, via the exchange of documents and signatures, on the fifth Business Day after the date that all of the conditions to the Closing set forth in Sections 3.2, 3.3 and 3.4 shall have been satisfied or waived by the Party entitled to waive the same (other than those conditions which, by their terms, are to be satisfied or waived at the Closing), or at such other time and place as the Current Shareholders and the Buyer may jointly designate. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date”.

3.	Actions at Closing and Conditions Precedent.

3.1.	Actions at Closing. At the Closing, the following actions shall occur, all of which shall be deemed to take place simultaneously and no action shall be deemed to have been completed or any document shall be deemed to have been delivered until all such actions have been completed and all such documents have been delivered (unless waived in writing by the relevant Party for whose benefit such action should have been completed or such document or certificate should have been delivered):

3.1.1.	Resolutions. Each of the Parties shall deliver to the other Parties copies of the resolutions and consents of its requisite organs approving the execution, delivery and performance by such Party of this Agreement and any other Transaction Agreements it is a party to, including all of the transactions contemplated hereunder and thereunder and all exhibits and appendices attached hereto and thereto;

3.1.2.	Share Transfer Deeds. Each of Current Shareholders shall deliver to Buyer a validly executed share transfer deed contemplating the transfer of the applicable amount of the Acquired Shares by each of them to the Buyer, in the form attached hereto as Schedule 3.1.2.

3.1.3.	Escrow Agreement. The Parties and the Escrow Agent shall execute the Escrow Agreement in accordance with Section 8 below.

3.1.4.	The Company shall deliver to Buyer the following documents:

3.1.4.1.	Board of Directors. Copies of resolutions of the Board of the Company in the form attached hereto as Schedule 3.1.4.1 by which, inter alia (i) the execution, delivery and performance by the Company of the Transaction Agreements, and the transactions contemplated hereby and thereby shall be approved; (ii) the recommendation to the Shareholders of the Company to approve the replacement of the Articles of Association of the Company with the Company Amended and Restated Articles;

3.1.4.2.	Shareholders. Copies of the resolutions of the Company’s shareholders in the form attached hereto as Schedule 3.1.4.2A, by which the Articles of Association of the Company shall be replaced, in effect as of Closing, with the Amended and Restated Articles of Association attached hereto as Schedule 3.1.4.2B (the “Company Amended and Restated Articles”);

3.1.4.3.	Share Register. The Company shall register the sale of the Acquired Shares to the Buyer in the share register of the Company and deliver to the Buyer within 24 hours of the Closing a copy thereof, certified by the Company's Chief Executive Officer as of the date of the Closing, in the form attached hereto as Schedule 3.1.4.3.

3.2.	Conditions to Closing of all Parties. The Parties' obligation to consummate the Closing is subject to the satisfaction and fulfillment, on or before the Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by the written consent of all Parties hereto, at its sole discretion):

3.2.1.	Consents of and Filings to Governmental Entities. The consents of and/or Filings to the Governmental Entities listed in Schedule 3.2.1 shall be obtained and effective as of Closing.

3.2.2.	No Action. No proceeding shall be pending before any court or judicial body to prohibit or materially restrain the transactions contemplated by this Agreement.

3.2.3.	No Applicable Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity preventing, materially restraining, prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, shall be outstanding and in effect.

3.2.4.	Interested Party Approvals. The Buyer shall have obtained all approvals required under Chapter 5 of the Companies Law for the consummation of the transactions contemplated by this Agreement as an interested party transaction, including the approvals of the Buyer’s Audit Committee, Board of Directors and general meeting of shareholders.

3.3.	Conditions to Closing by Buyer. Buyer’s obligation to consummate the Closing is subject to the satisfaction and fulfillment, on or before the Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by the Buyer, at its sole discretion):

3.3.1.	Accurate Representations and Warranties. The representations and warranties of the Company and the Current Shareholders contained in Section 4 were true and correct when made and shall be true and correct in all material respects as of the Closing.

3.3.2.	Performance. The Company shall have performed and complied in all material respects with all covenants and obligations contained in this Agreement that are required to be performed or complied with by it on or before Closing.

3.3.3.	Company Amended and Restated Articles of Association. The Company shall have filed the Company Amended and Restated Articles of Association with the ROC on or prior to the Closing, which shall continue to be in full force and effect as of Closing.

3.3.4.	Qualifications. All Permits of Governmental Entities that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of Closing.

3.3.5.	Compliance Certificate. The Chairman of the Company shall deliver to Buyer at the Closing a certificate certifying that the conditions specified in Sections 3.3.1, 3.3.2, have been fulfilled, in the form attached hereto as Schedule 3.3.5.

3.3.6.	No Material Adverse Effect. No Material Adverse Effect has occurred between the date of this Agreement and the Closing Date, and is continuing as of the Closing Date, with respect to the Company.

3.3.7.	Financial Status. Company shall have paid or made arrangements for payment of any and all indebtedness and all payment obligations of the Company accrued or otherwise due and owning as of Closing, except as agreed with the Buyer (the “Financial Basis”). Unless agreed otherwise with the Buyer, in the event Company fails to achieve the Financial Basis, the Parties will negotiate in good faith an adjustment to the Shareholdings Percentage to give equitable expression to achieve the Financial Basis upon the Closing.

3.3.8.	Lock-Up Agreements. The Company shall have delivered the Lock-Up Agreement duly executed by each of the Current Shareholders in substantially the form attached as Schedule 3.3.8 hereto (the “Lock-up Agreement”), and each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

3.3.9.	Retention of Key Persons. The Key Persons shall continue to be engaged by the Company through the Closing, shall not have provided notice of his/her intention to resign his or her employment with the Company and shall have executed a letter of continued engagement letter for a period of 3 years following Closing in the form attached hereto as Schedule 3.3.9.

3.3.10.	Unaudited Financial Statements. The Company’s Financial Statements as of Closing represents no material liabilities, commitments or obligations, contingent or otherwise, in comparison to the Unaudited Financial Statements, except as set forth in Schedule 3.3.10 attached hereto.

3.3.11.	Audited Financial Statements. The Company shall have delivered to the Buyer the audited Financial Statements of the Company (the “Audited Financial Statements”). In the event the Audited Financial Statements include a Material Misstatement (as defined in applicable accounting principles) correction that corrects an error in the unaudited Financial Statements of the Company as provided to the Buyer, unless agreed otherwise by the Buyer, the Parties will negotiate in good faith an adjustment to the Cash Amount to give equitable expression to such error.

3.3.12.	Due Diligence Documents. The Company shall have delivered to the Buyer prior to Closing executed copies of the Due Diligence Documents, the terms and conditions of whose are reasonably satisfactory to the Buyer.

3.3.13.	Capital Reorganization. Prior to Closing, the Company shall have completed a Capital Reorganization to ensure that all issued and outstanding shares of the Company are Ordinary Shares of a single class with equal rights.

3.3.14.	Interim Operating Covenant. Between the date of this Agreement and the Closing, the Company shall (i) conduct its business only in the ordinary course consistent with past practice; (ii) not incur any expenditure or commitment in excess of NIS 50,000 individually or NIS 250,000 in the aggregate, outside of the Company’s approved budget, without the prior written consent of the Buyer; (iii) not enter into, amend or terminate any Material Agreement without the prior written consent of the Buyer; (iv) not declare or pay any dividend or make any distribution to shareholders; (v) not issue any shares, options, warrants or other securities; (vi) not incur any indebtedness for borrowed money; (vii) not make any loans or advances to any person; (viii) not sell, transfer or dispose of any material assets; (ix) not hire or terminate any employee with annual compensation in excess of NIS 200,000 without the prior written consent of the Buyer; and (x) maintain working capital at levels consistent with past practice. The Company shall provide the Buyer with prompt written notice of any event or circumstance that would reasonably be expected to result in a breach of this Section.

3.4.	Conditions to Closing by the Company and Current Shareholders. The Company's and Current Shareholders obligation to consummate the Closing is subject to the satisfaction and fulfillment, on or before the Closing, of each of the following conditions (any or all of which may be waived (except for 3.4.4 and 3.4.5), in whole or in part, by the Company and/or any of the Current Shareholders, at their sole discretion):

3.4.1.	Accurate Representations and Warranties. The representations and warranties of the Buyer set forth in Section 6 hereof were true and correct when made and shall be true and correct in all material respects as of the Closing.

3.4.2.	Performance. The Buyer shall have performed and complied with all covenants and obligations contained in this Agreement that are required to be performed or complied with by it on or before Closing.

3.4.3.	Legend. The Restricted Shares to be issued under the Share Issuance and if and when applicable under any Additional Issuance as the case may be, have not been registered with the SEC or the securities commission of any state in reliance upon an exemption from registration under the Securities Act, and, accordingly, may not be offered or sold except pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the securities act and in accordance with the provisions of the Lock-up Agreement and with, mutatis mutandis applicable provision of Rule 144.

3.4.4.	Compliance Certificate. Buyer shall deliver to the other Parties at the Closing a certificate certifying that the conditions specified in Sections 3.3.1 and 3.4.2 have been fulfilled, in the form attached hereto as Schedule 3.4.4.

3.4.5.	Payment. At Closing, the Buyer shall have issued the Shares Consideration to the Current Shareholders on a Pro Rata Basis, all in accordance with the provisions of Section 2.1.

3.4.6.	Indemnification Agreements. Indemnification Agreements validly executed by the Buyer attached as Schedule 3.4.6.

3.4.7.	General Meeting Approval. To the extent required under applicable law, the rules of Nasdaq or TASE or the Articles of Association of the Buyer, the approval of the Acquisition by the general meeting of shareholders of the Buyer shall have been obtained and shall remain in full force and effect as of the Closing. The Buyer shall use commercially reasonable efforts to take such actions as are necessary to duly convene and hold such meeting and seek such approval as promptly as reasonably practicable, and in any event within sixty (60) days following the Effective Date (or such later date as the Buyer may determine in its sole discretion upon written notice to the Company). If such shareholder approval is not obtained by such date, the Buyer shall have the right to terminate this Agreement upon written notice to the Company, without any liability to any Party. If such approval is not required under applicable law, the rules of Nasdaq or TASE or the Articles of Association of the Buyer, this condition shall be deemed satisfied. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require the Board of Directors of the Buyer to make, maintain or refrain from changing, withdrawing, qualifying or modifying any recommendation to the shareholders of the Buyer with respect to the Acquisition if the Board determines in good faith, after consultation with outside legal counsel, that doing so would be inconsistent with the directors’ fiduciary duties under applicable law. Any such action shall not, in and of itself, constitute a breach of this Agreement by the Buyer.

4.	Post Closing Actions

4.1.	Post Closing Buyer Board of Directors. The Parties shall take all necessary action, so that the Buyer Board of Directors will consists of six (6) directors (“Number of Directors”), consisting of (i) five (5) directors, including two (2) serving external directors as serving prior to the Closing, and (ii) one (1) director as designated prior to the Closing by the Company. Until the date of the Additional Issuance upon the achievement of the First Milestone, Buyer’s Board of Directors shall not appoint additional Directors to exceed the Number of Directors. Post Closing, Buyer Board of Directors shall comply with the diversity standards then-applicable to directors of companies listed on NASDAQ and with all rules, regulations and requirements (including but not limited to all director independence and corporate governance rules) of each of the Companies Law and Nasdaq. The one (1) director designated by the Company shall have the same rights and terms of engagement as all current Directors of Buyer, including, but not limited to, all matters regarding compensation, indemnification and insurance.

4.2.	Executive Officers. The individuals serving as the executive officers of the Company and of the Buyer immediately after the Closing will be the same individuals (in the same office) as that of the Company and of the Buyer respectively immediately prior to the Closing.

4.3.	Indemnification Agreements. Each of the Key Persons and the Company shall enter into an indemnification agreement in the form, mutatis mutandis, as attached hereto as Exhibit B.

4.4.	Additional Issuance. Upon the achievement of each of the Milestones, Current Shareholders shall be entitled to exercise the relevant Warrants, and Buyer shall issue to Current Shareholders the relevant component of the Additional Issuance, as detailed in Exhibit A attached hereto.

5.	Representations & Warranties of the Company and the Current Shareholders

The Company and the Current Shareholders hereby represent and warrant to the Buyer as follows, as of the date hereof and as of the Closing Date (except, to the extent that a representation is expressly made as of a specific date, in which case such representation is, and shall at Closing be, made as at such specified date and as of the Closing Date), and acknowledge that the Buyer is entering into this Agreement in reliance thereon, subject to the disclosures set forth in the Schedule of Exceptions attached hereto as Exhibit C (the “Schedule of Exceptions”), if any, which disclosures shall be deemed to be part of the representations and warranties made hereunder:

5.1.	Organization, Good Standing. The Company is duly organized and validly existing under the laws of Israel, and has full corporate power and authority to carry on its business as presently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it operates and in which the failure to so qualify would have a Material Adverse Effect. The Company has all requisite power and authority to execute and deliver the Transaction Agreements as contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby and thereby. The Company is not in violation of reporting and payment obligations under applicable legal requirements of the ROC.

5.2.	Share Capital. Following the completion of the Capital Reorganization, the authorized share capital of the Company is, and shall be as of the Closing, NIS 100,000 divided into 10,000,000 ordinary shares of NIS 0.01 nominal value each. All outstanding shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable and are free and clear of any Encumbrances.

5.3.	Corporate Structure. Other than as specifically detailed in Schedule 5.3 of the Schedule of Exceptions, (i) There is no agreement or commitment to create any Encumbrance over the shares of the Company (ii) There are no agreements or commitments outstanding which call for the issuance of any shares or debentures or other securities of the Company or to accord to any person the right to call for the issue of any such shares, debentures or other securities (iii) The Company has no interest in the share capital of any other company or entity (iv) The Company does not act or carry on business in partnership with any other person or is a party to any joint venture, (v) The Company has no branch, agency, place of business or permanent establishment outside its jurisdiction of incorporation.

5.4.	Authorization; Approvals. The Company has full power and authority to enter into and perform this Agreement and the other Transaction Agreements to which it is a party and all other documents which are to be executed and delivered by the Company at Closing. All corporate action on the part of the Company, its directors and its shareholders, to the extent required under its organizational documents or under any applicable law, for the authorization, execution and delivery of the Transaction Agreements, the performance of all obligations of the Company thereunder has been taken prior to the Closing, and the Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except to the extent that such enforceability is subject to, and limited by, (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Subject to the fulfillment of all conditions to Closing set out in Section 3.2 of this Agreement, the execution, delivery and performance by the Company of the Transaction Agreements will not constitute a breach of any applicable laws or regulations in any relevant jurisdiction or result in a breach of or constitute a default under (i) any provision of the certificate of incorporation or any other organizational documents of the Company; (ii) any order, judgment or decree of any court or governmental authority by which the Company is bound; (iii) any material agreement or instrument to which the Company is a party or by which it is bound; or (iv) result in the termination or impairment of any license, approval, permit or authorization issued by any Governmental Entity to the Company.

5.5.	Constitutional and Corporate Matters. The copies of the incorporation documents of the Company have been provided to the Buyer, are complete and accurate and fully set out the rights and restrictions attaching to the shares of the Company. The statutory books required to be maintained under the Companies Law of the Company have been properly kept in all material respects. Are up to date and contain complete and accurate details of all matters required by applicable laws to be entered in them. No written notice that any of them is incorrect or should be rectified has been received by the Company.

5.6.	Insolvency. The Company is not insolvent or unable to pay its debts as they fall due or has stopped paying its debts. No order has been made, or resolution passed for the winding up of the Company. No administrator or any receiver or manager has been appointed by any Person in respect of the Company or all or any of its assets and to the Knowledge of the Company, no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed. The Company has not become subject to any analogous proceedings, appointments or arrangements under the laws of any applicable jurisdiction.

5.7.	Governmental Entities Consents and Filings. No Permits with any Governmental Entity is required on the part of the Company for the consummation of the transactions contemplated by this Agreement, except for those set out in Schedule 5.7 of the Schedule of Exceptions.

5.8.	Litigation. Except as listed on Schedule 5.8 the Schedule of Exceptions, there is no claim, action, suit, proceeding, arbitration, criminal charge or to the Knowledge of the Company investigation pending or, to the Company’s or Current Shareholders’ knowledge, currently threatened (i) against the Company, or any of its officers or directors (in their capacity as such), and there are no circumstances likely to give rise to any such proceedings; or (ii) that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate of the transactions contemplated thereby, or that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The Company is not a party to or named as subject to the provisions of any order, writ, injunction, judgment or decree of any court.

5.9.	Arrangements with Related Parties. Except as listed on Schedule 5.9 the Schedule of Exceptions, no indebtedness (actual or contingent) and no contract or arrangement is outstanding between the Company on the one hand and any of the Current Shareholders on the other hand. Except as listed on Section 5.9 the Schedule of Exceptions, to the knowledge of the Company, no Current Shareholder has any interest (direct or indirect) in any business which competes or is likely to compete with any business presently carried on by the Company and none of Current Shareholders intends to acquire any such interest. The Company is not party to any contract, arrangement or understanding with any current or former employee or current or former director of the Company, or any person connected with any of such persons, or in which any such person is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary and usual course of business.

5.10.	Intellectual Property. The Company owns or has a right to use all Intellectual Property that is necessary for the conduct of the Company’s business as currently conducted without any conflict with, violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement to the Knowledge of the Company or any of the Current Shareholders) of the rights of others, including prior employees or consultants, or academic institutions with which any of them are currently affiliated or have been affiliated in the past. To the Company’s knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights, and processes of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance, or shared ownership interest of any kind relating to the Company’s Intellectual Property, nor is the Company bound by or a party to any options, licenses, or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business. Section 5.10 of the Schedule of Exceptions lists all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, registered copyrights, and licenses to and under any of the foregoing, in each case owned by the Company.

5.11.	Compliance with other Instruments. No Breach. The Company is not in material violation or in default (i) of any provisions of its current Articles of Association, (ii) of any judgment, order, writ, or decree of any court or another competent authority to which it or its assets are subject; or (iii) to the knowledge of Company, of any provision of law, rule or regulation applicable to the Company, that is material to its business. Subject to the fulfillment of conditions to Closing set out in Section 3.2.3 3.2.4 of this Agreement, the execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated hereby or thereby will not (a) result in any such violation or be in conflict with any such provision, instrument, judgment, order, writ or decree, or (b) otherwise require the consent or approval of any person, which consent or approval has not been obtained.

5.12.	Licenses. The Company has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business in the places and in the manner in which such business is carried on, and which are material to its business (the “Licenses”). The Company is not in default in any material respect under any of such Licenses. All such Licenses are in full force and effect and to the Knowledge of the Company there are no grounds for the revocation or non-renewal of any License.

5.13.	Data Protection. Except as set forth in Schedule 5.13 of the Schedule of Exceptions, the Company has complied in all material respects with all applicable requirements of the Data Protection Law in connection with the collection, storage, use, access, disclosure and/or other processing of any information that constitutes “personal information,” “personal data,” “personally identifiable information” or analogous term as defined in applicable laws (collectively, “Personal Information”). The Company maintains and has maintained reasonable physical, technical, and administrative security measures and policies designed to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification, disclosure, and/or other processing. The Company has not received any written notice alleging non-compliance with the Data Protection Law, guidelines and industry standards (including any enforcement notice), and, so far as the Company is aware, no grounds exist for a competent authority to conduct any enquiry in relation to non-compliance with Data Protection Law, and no order has been made against the Company for the rectification, blocking, erasure or destruction of any data under the Data Protection Law. No individual or legal entity has claimed compensation from the Company for breaches of applicable Data Protection Law or for loss or unauthorized disclosure of personal data.

5.14.	Material Agreements; Actions.

5.14.1.	Except for this Agreement and as set forth on Schedule 5.14.1 of the Schedule of Exceptions, there are no agreements, written or oral understandings or contracts or proposed transactions to which the Company or any of its Subsidiaries is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company or a Subsidiary in excess of NIS 100,000, (or equivalent amount in any other currency) (b) the grant of any exclusive rights to any party, or containing any “most favored nation” rights or rights of first refusal, rights of first negotiation, right of first notice or similar rights, (c) indebtedness for borrowed money, including guarantees of such indebtedness, or contracts under which any Group Company assumes, or otherwise becomes liable for, the obligations of any third party, in each such case, in an amount of at least NIS 100,000, (or equivalent amount in any other currency) (d) any partnership, joint venture or limited liability company agreement or concerning any equity or partnership interest in any third party, (e) the acquisition or disposition of any business or material assets of any Group Company (whether by merger, sale of stock, sale of such assets or otherwise), (f) restrictions to any Group Company to engage in the operation of its business as currently conducted, and (g) a Governmental Entity as a party (each, a “Material Agreement”). The Company and any of its Subsidiaries is not in material breach of any Material Agreement.

5.14.2.	Each Material Agreement is in full force and effect and is enforceable by the Company or its Subsidiaries in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or others laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

5.14.3.	Except for this Agreement, as already attached in Schedule 5.14.1 and as set forth on this Schedule 5.14.3 Neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, or authorized or made any distribution of other assets of any kind whether in cash or in any other manner, including a transfer in kind without equivalent consideration and including bonus shares (as defined in the Companies Law, or under any equivalent legislation under another jurisdiction that applies to the Group Companies), (ii) incurred any indebtedness for money borrowed in excess of NIS 100,000 (or equivalent amount in any other currency) in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses, (iv) guaranteed or acted as surety for the indebtedness or contractual obligations of any other person or entity, (v) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business or (iv) engaged in any discussion with any representative of any person regarding (a) a sale or exclusive license of all or substantially all of the Company’s assets, or (b) any merger, consolidation or other business combination transaction of the Company or any Subsidiary with or into another person.

5.15.	Financial Condition. Since the Accounts Date: (i) the business of the Company has been conducted in the ordinary course so as to maintain the business as a going concern; (ii) the Company has not suffered any Material Adverse Effect (iii) no asset of a value in excess of NIS 100,000 (or equivalent amount in any other currency) has been acquired or disposed of nor has there been any agreement to acquire or dispose of any such asset; (iv) no liability (actual or contingent) has been incurred which is of an amount in excess of NIS 100,000 (or equivalent amount in any other currency) other than in the ordinary course of business (v) no dividend or other distribution (as such term is defined in the Companies Law) has been declared, made or paid by the Company and (vi) The Company has not borrowed or raised any money from and no capital expenditure (save in the ordinary course of business) has been incurred as a result of the entry into any agreement or arrangement with any third party;

5.16.	Financial Statements. The Company has made available to the Buyer its audited consolidated financial statements (including balance sheet, income statement and statement of cash flows) as of December 31, 2024 and the unaudited consolidated financial statements (including balance sheet, income statement and statement of cash flows) as March 31, 2026 (the “Financial Statements”). The Financial Statements have been prepared, in all material respects, in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by generally accepted accounting principles. The Financial Statements fairly and accurately in all material respects present the assets, liabilities, financial condition, profit and loss and operating results of the Company as of the dates, and for the periods, indicated therein and are not inaccurate or misleading in any respect, except that any interim financial statements are subject to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to the date of the most recent balance sheet included in the Financial Statements and (b) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in both cases, individually or in the aggregate do not exceed NIS 100,000. At the Accounts Date, the Company had no other liability (whether actual, contingent, unquantified or disputed) or outstanding capital commitment which should be disclosed or provided for in the Financial Statements and is not disclosed or provided for in the Financial Statements. The accounting and other records of the Company are up to date and have been fully, properly and accurately maintained in all material respects and are in the possession of the Company. The Company has not factored, discounted or securitized any of its receivables, nor has it engaged in any financing of a type which would not be required to be shown or reflected in the disclosed or fully provided for.

5.17.	Title to Property and Assets. The Company owns or legally leases its property and assets free and clear of all Encumbrances, except for floating liens to ensure credit line with the bank or statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance in all material respects with such leases and, to the knowledge of Company and Current Shareholders, holds a valid leasehold interest free of any Encumbrances other than to the lessors of such property or assets.

5.18.	Confidential Information. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding Confidential Information, Non-Competition, Non-Solicitation, and Invention Assignment (if and when required) substantially in the form or forms, which have been made available upon request by the Buyer. The Company is not aware that any of its current or former employees, consultants or officers is in violation thereof.

5.19.	Government Incentives and Grants. Except as set forth in Schedule 5.19 of the Schedule of Exceptions, the Company has not received or applied for any grants, incentives, benefits (including tax benefits) and subsidies from any Governmental Entity.

5.20.	Insurance. Schedule 5.20 of the Schedule of Exceptions lists all current insurance policies held by the Company. All of these policies are valid and enforceable policies, all premiums due and payable under all these policies have been paid, and the Company is otherwise in compliance in all material respects with the terms of the policies. To the Company’s or any of Current Shareholders knowledge, none of these policies is void or voidable and the Company has not done anything or omitted to do anything that would make any policy void or voidable. The Company and each of the Current Shareholders has no knowledge of any threatened termination of, or material premium increase with respect to, any of these policies. To the Company’s and any of the Current Shareholders' knowledge, no material claim is outstanding or has been notified under any of these policies and no event has occurred (and no circumstance exists) that gives rise or is likely to give rise to a material claim under any policy.

5.21.	Employees and Consultants. Schedule 5.21A of the Schedule of Exceptions sets forth a detailed description of (i) all compensation, including salary, bonus, severance obligations and deferred compensation paid or payable for each current officer or employee of the Company (ii) details of any person who has accepted an offer of employment made by the Company but whose employment has not yet started and of the Company’s employee who was given or who received a notice of termination of his or her employment but whose date of termination has not yet arrived. Each current employee, consultant, and officer of the Company has assigned to the Company all Intellectual Property rights he or she owns that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (a) relate, at the time of conception, reduction to practice, development, or making of such Intellectual Property right, to the Company’s business as then conducted, (b) were developed on any amount of the Company’s time or with the use of any of the Company’s equipment, supplies, facilities or information or (c) resulted from the performance of services for the Company. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company’s Knowledge, no such employees or consultants is in violation thereof. Schedule 5.21B of the Schedule of Exceptions sets forth a detailed description of the terms and conditions of each equity benefit plan established and maintained by the Company, of any grants of options performed thereupon and of any exercise thereof. The Company has made all required contributions for severance pay, managers insurance or pension plan for each employee as applicable, and has complied in all material respects with all Applicable Laws relating to employment of employees. The Company is not and has never been a party to any collective bargaining agreement, or other contract or arrangement with a labor union, trade union or other organization or body involving any of its employees or employee representatives, or is otherwise required (under any Applicable Law, under any contract or otherwise) to provide benefits or working conditions under any of the foregoing. The Company is not and has never been a member of any employers’ association or organization. The Company has never paid, is not required to pay and has never been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. The Company is not subject to any extension order issued by the Israeli Minister of Labor (tzavei harchava), other than an extension order of general applicability to all Israeli employers. Schedule 5.21C of the Schedule of Exceptions sets forth a true and complete list of all current independent service providers and contractors (the “Contractors”) of the Company, and includes each Contractor’s name, date of commencement, engaging entity, work location, term of engagement, scope of services (i.e. number of hours per month), and rate of all regular compensation and benefits, bonus or any other compensation payable. Except as set forth in Section 5.21C of Schedule of Exceptions, the Contractors are not entitled to any payment or benefit, and all Contractors can be terminated on notice of thirty (30) days or less to the Contractor. All Contractors are classified as independent contractors and are not entitled to receive from the Company any employment benefits. The Company does not engage any personnel through manpower agencies. The Company is not aware of a material violation of any agreement with any of its current employees or Contractors or of any unsatisfied obligations of any nature to any of its former employees or Contractors, and their termination was in compliance with all material Applicable Laws and contracts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or any termination of employment or service in connection therewith will (i) result in any payment or benefit (including severance, golden parachute, bonus or otherwise), becoming due to any employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any payments or benefits otherwise payable by the Company or (iv) result in the acceleration of the time of payment or vesting of any such benefits. Neither the execution nor delivery of this Agreement, nor the carrying on of any of the Company’s business as presently conducted nor any activity of any of the Company’s officers, directors, employees or Contractors in connection with the carrying on of Company’s business as presently conducted, to the knowledge of Company and of Current Shareholders, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any of such officers, directors, employees, or consultants is now bound.

5.22.	Tax. All Tax Returns of the Company required by law to be filed have been timely and duly filed and all material Taxes, obligations, fees and other governmental charges upon the Company, or its properties, or its income or assets, that are due and payable or required to be withheld, have been timely paid or withheld in full, other than those presently payable without penalty or interest or for which appropriate reserves have been established. To the Knowledge of the Company, the Company is not currently the subject of an audit or other examination of Taxes by the Taxation Authority (and no such audit is threatened in writing) nor has the Company received any written notices within the past five years from any Taxation Authority relating to any issue which could reasonably be expected to affect the Tax liability of the Company. The Company (A) has not entered into an agreement or waiver (that has not expired) or has been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or (B) is not presently contesting the Tax liability of the Company before any court, tribunal or agency. The Company has not received any written notice or indication that the Company has been involved in any scheme, arrangement, transaction or series of transactions in which the main purpose or one of the main purposes was the evasion or avoidance of Tax. The Company is resident for Tax purposes solely in Israel and is duly registered for all Taxes the registration for which is required by law. The Company has not received any written notice from any Taxation Authority that requires or will require it to withhold Taxes from any payment made since the Accounts Date or which will or may be made after the date of this Agreement. The Company is not or has not become liable to pay, nor to the knowledge of the Company, are there any circumstances by virtue of which the Company is likely to become liable to pay, any penalty, fine, surcharge or interest in connection with any Tax. The Company has duly and timely filed all income or other material tax returns required to have been filed by it, and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year. All documents in the possession or under the control of the Company to which the Company is a party and which attract stamp duty have been duly stamped and all amounts payable thereon have been duly paid.

5.23.	Corporate Documents. The Company’s Amended and Restated Articles of Association are in the form provided to the Buyer. The copy of the minute books of the Company provided to the Buyer contains minutes of all meetings of directors and shareholders and all actions by written consent without a meeting by the directors and shareholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and shareholders with respect to all transactions referred to in such minutes.

5.24.	Anti-Corruption. The Company is in compliance in all material respects with applicable laws relating to anti-money laundering, anti-terrorism financing and anti-corruption. To the knowledge of the Company and of the Current Shareholders, the Company, and none of its directors, officers, employees or agents (in their capacity as such) has, directly or indirectly, made, offered, promised, authorized, accepted or agreed to receive, any payment, gift, bribe, kickback or anything of value: (i) in violation of any applicable anti-corruption law; (ii) to or for the benefit of any Government Entity official for the purposes of influencing such official act or decision; or (iii) to or for the benefit of any person to secure any improper advantage; (iv) and in relation to (ii) and (iii) above, with the intention of winning or retaining business or a business advantage for the Company. There is and has been no claim, enquiry, investigation, action, suit or proceeding pending or threatened in writing by or against the Company before any court, arbitrator, regulator or other governmental body, in connection with any violation or alleged violation of any anti-corruption law or anti-money laundering law. No fine or penalty or other type of disciplinary action has been imposed or, threatened in writing to be imposed on the Company for any infringement of any anti-corruption law or anti-money laundering law. The Company and, to the knowledge of Company or any of the Current Shareholders, no officer, employee, representative or agent of the Company has been investigated (or is being investigated or is subject to a pending or threatened investigation) or is involved in an investigation (as a witness or possible suspect) in relation to any of the matters set out herein by any law enforcement, regulatory agency or Governmental Entity, or has admitted to, or been found by a court in any jurisdiction to have engaged in, violated Anti-Corruption Law, and to the Company’s or any Current Shareholders' knowledge, there are no circumstances which are likely to give rise to any such investigation, admission, finding. The Company has not conducted (or is conducting) an internal investigation in relation to any allegations of the matters set out herein. No officer of the Company has reported in writing a violation or suspected violation of the matters described in this Section.

5.25.	Disclosure. No representation or warranty of the Company and Current Shareholders contained in this Agreement, as qualified by the Schedule of Exceptions, and no certificate furnished or to be furnished to Buyer at the Closing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

5.26.	No Other Representations. Each of the Company and the Current Shareholders acknowledges that it makes the representations and warranties under this Section 5 with the intention of inducing the Buyer to enter into this Agreement and each of the other Transaction Agreements and the Buyer enters into this Agreement and the other Transaction Agreements on the basis of, and in full reliance on, each of those representations and warranties.

6.	Representations & Warranties of Buyer

The Buyer hereby represents and warrants to the other Parties hereto as follows, as of the date hereof and as of the Closing Date (except, to the extent that a representation is expressly made as of a specific date, in which case such representation is, and shall at Closing be, made as at such specified date), and acknowledges that the Current Shareholders are entering into this Agreement in reliance thereon:

6.1.	Organization; Authorization. The Buyer is duly organized and validly existing under the laws of the State of Israel. The Buyer has full corporate power and authority to enter into and perform this Agreement and the other Transaction Agreements to which it is a party. All corporate action on the part of the Buyer, its directors and its shareholders, necessary for the authorization, execution and delivery of the Transaction Agreements and the performance of all obligations of the Buyer thereunder has been taken, and the Transaction Agreements, when executed and delivered by the Buyer, shall constitute valid and legally binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

6.2.	Interested Party Approvals. The Buyer has obtained, or will obtain prior to the Closing, all approvals required under Chapter 5 of the Companies Law for the consummation of the transactions contemplated by this Agreement as an interested party transaction, including the approvals of the Buyer’s Audit Committee, Board of Directors and general meeting of shareholders.

6.3.	SEC and TASE Filings. The Buyer (i) has timely filed with TASE and Nasdaq all required reports, schedules, forms, statements and other documents required to be filed pursuant to applicable securities laws and stock exchange rules, including any notices required under the rules applicable to “foreign private issuers” and “dually listed companies” (the “Reporting Rules”), all such documents being referred to as the “Buyer Reporting Documents”; (ii) as of their respective filing dates, each Buyer Reporting Document complied in all material respects with the requirements of the Reporting Rules; and (iii) none of the Buyer Reporting Documents as of the date of their respective filings (or, if amended or superseded by a subsequent filing, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to prevent the statements made therein from being misleading.

6.4.	Valid Issuance. The Buyer Shares and ADSs to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and will be free and clear of any Encumbrances, other than restrictions on transfer under applicable securities laws and as set forth in this Agreement and the Lock-Up Agreement.

7.	Survival of Warranties; Indemnification; Limitation of Liability

7.1.	Other than in the event of fraudulent or willful misrepresentation, the representations, warranties, covenants and agreements made by Company and Current Shareholders under Section 5 hereof shall survive any investigation made by the Buyer and the closing of the transactions contemplated hereby for a period of 36 months following the Closing (the “Survival Period”).

7.2.	In the event of any breach of any covenant or undertaking made by the Company Current Shareholders under this Agreement and in the event of any failure of a representation or warranty to be true and correct as of the date hereof and as of the Closing, the Company and such Current Shareholders shall indemnify the Buyer (each, an “Indemnified Party”) and hold such Indemnified Party harmless from any and all loss, damage, liability and reasonable expense (including legal fees and costs) sustained or incurred by the Indemnified Party as a direct result of the said breach or misrepresentation (hereinafter collectively, “Losses”). It is agreed and clarified that the Company and such Current Shareholders shall not be responsible for any consequential or special damages, including without limitation, loss of profits. The indemnification provided by the Company and such Current Shareholder hereunder and the enforcement of such indemnification shall be the exclusive remedies available to the Buyer against the Company and the Current Shareholders in connection with any inaccuracy in or breach of any representation or warranty contained herein other than with respect to any claims relating to fraud or willful misrepresentation or willful misconduct by the Company or such Current Shareholder. The indemnification mentioned above shall be made by the Current Shareholders on behalf of Company by way of the cancellation of the portion of the Additional Issuance, that is to be granted by the Current Shareholders under the terms herein, based on the Buyer’s price per share at the time of the payment of such Indemnification.

7.3.	Notwithstanding anything to the contrary contained in this Agreement, other than in the case of fraud, intentional or willful misrepresentation or willful misconduct (i) the Company’s and the Current Shareholders’ liability to an Indemnified Party shall be limited to the aggregate of the Purchase Amount as invested by Buyer under this Agreement and (ii) no claim made with respect to any breach of Section 4 above shall be brought against the Company or the Current Shareholders later than the end of the applicable Survival Period.

7.4.	Indemnification Claims and Limitation of Liability.

(a) The Warrantors (with regard to the Current Shareholders, on a Pro Rata Basis give to the Buyer the representations specified in the Section 4 of this Agreement (the “Representations” and each a “Representation”).

(b) Insofar as the Indemnified Party may have a claim for Losses against any of the Current Shareholders or the Company (each a “Warrantor”) for breach of a Representation, it shall be entitled, at its election, to pursue any or all of the Warrantors Parties which shall be liable in accordance with the proportions set out in this Section 7, save that the Company shall be jointly and severally liable with each other Warrantor. Insofar as the Indemnified Party successfully pursues a claim against the Company for a breach of a Representation (the “Buyer Claim”), the Company shall, if appropriate in the circumstances, first gross up such claim for the purposes of the Company pursuing proportionate recovery from the other Warrantor. Thereafter any amount to be paid to the Indemnified Party, in reduction of a Buyer Claim, shall be reduced to the Indemnified Party’s proportionate share at the time that payment, if any, is to be made to that Indemnified Party, to the extent that the Company successfully recovers such amounts from any of the other Warrantors, provided that there shall be no reduction to or increase in the actual quantum of the Buyer Claim to the extent the Company fails to recover such amounts.

(c) Notwithstanding anything to the contrary contained in this Agreement, a claim by the Indemnified Party arising out of any breach by the Company or the Current Shareholders of any Representation or any indemnity or undertaking given by the Company or the Current Shareholders in terms of this Agreement shall not entitle the Indemnified Party to make a claim against the Company or the Current Shareholders in respect of more than one of such breach of Warranty or undertaking or claim under such indemnity where such additional breach and claim arises from or is attributable to the same cause of action. For clarity, there shall be no double recovery by the Indemnified Party for the same cause of action, but the Buyer shall be entitled to recover its actual Losses.

(d) The Representations, undertakings and indemnifications given under this Agreement are further limited and qualified by the information disclosed in the Schedule of Exceptions.

(e) Notwithstanding anything to the contrary in this Agreement, the Indemnified Parties (the “Claimant”) shall only be entitled to claim damages as a result of a breach of any Representation if:

(i) the Claimant has notified the Warrantors in writing of the breach of such Representation (the “Representation Notice”);

(ii) other than in the event of fraudulent or willful misrepresentation, the Representation Notice is delivered by the Claimant to the Warrantors during the Survival Period;

(iii) other than in the event of fraudulent or willful misrepresentation, the claim is in excess of NIS 100,000 (or equivalent amount in any other currency) in aggregate, it being agreed that the Warrantors shall only be liable for the amount of any claims, losses or liabilities in excess NIS 100,000 (or equivalent amount in any other currency); and

(iv) if such breach is curable, the Warrantors have not remedied such breach, at no expense to either the Claimant or the Company, to the Claimant’s reasonable satisfaction within 30 (thirty) Business Days of receipt of the Representation Notice.

(f) Notwithstanding anything else contained in this Agreement, the total aggregate liability of the Indemnifying Parties for a breach of the Representations with respect to the Buyer shall not exceed an amount equal to the Purchase Amount as invested by Buyer hereunder.

(g) The Representation Notice shall be provided to the Warrantors promptly after the Claimant becomes aware of the breach of the relevant Representation, to give the Warrantors an opportunity to attempt to resolve or settle the claim in question, should the Warrantors wish to do so. The Claimant undertakes to co-operate with the Warrantors in this regard (to the extent reasonable and at the Indemnifying Parties’ cost) and to provide the Warrantors with access to all information which may reasonably be required by the Indemnifying Parties in order to resolve or settle such claim. The Warrantors will be entitled to contest the claim concerned in the name of the Company (provided there is no material reputational prejudice to the Company or conflict of interest) by way of written notice to the Claimant (delivered within a reasonable time), and, in that case, will be entitled to control the proceedings in regard thereto, provided that:

(i) the Warrantors deliver to the Claimant a written indemnity (in a form reasonably acceptable to the Claimant) indemnifying the Claimant and the Company against all charges and all legal and other costs which may be incurred or awarded as a consequence of such steps;

(ii) the Warrantors furnish the Claimant with full details concerning the conduct of any proceedings referred to in Section 7.4(h)(i); and

(iii) the Company shall, subject to all applicable laws:

(1) render reasonable assistance to the Warrantors in regard to the steps taken by it; and

(2) make all relevant books and records available to the Warrantors on reasonable notice and during office hours.

(h) The Warrantors shall pay the amount of Losses to the Claimant forthwith after receipt of the Warranty Notice unless the Warrantors contest the indemnified claim in terms of Section 7.4(k) below, in which case the Warrantors shall pay to the Claimant the amount of the Losses forthwith after any final judgment or order is granted.

(i)   The Warrantors shall not be liable for any claim for a breach of a Warranty in respect of any fact, matter, event or circumstance to the extent that the claim is attributable to any:

(i)   Applicable Laws, or any amendment thereof, that has come into force after the Closing of this Agreement; or

(ii) such breach or claim would not have arisen but for any voluntary act or omission on the part of the Claimant or any person connected with that entity otherwise than in the ordinary course of business.

(j)   If any objection, dispute or disagreement arises as to:

(i)   whether any breach of a Warranty has occurred;

(ii) whether the breach is incapable of being remedied by the payment of compensation or otherwise;

(iii) whether, in the event that the breach, is capable of being remedied by the payment of compensation or otherwise, the Warrantors having failed to do so within the period specified; or

(iv)   the amount of such compensation,

such objection, dispute or disagreement shall be determined in accordance with the provisions of Section 9.12, provided that where the Claimant or the Company is obliged to make any payment to a third party as a result of the aforementioned breach or event, the Warrantors shall be obliged to immediately on demand reimburse the Claimant or the Company, as the case may be, any amount paid by them prior to referring such dispute to arbitration as contemplated above.

(k) If the Warrantors (or any one of them) pay to the Claimant an amount in aggregate (“Paid Amount”) in respect of any claim, and the Claimant subsequently (i) recovers from a third party an amount; and/or (ii) receives any lawful allowance, exemption, set-off, credit or deduction relevant to the computation of any tax or any right to repayment of tax (“Tax Relief”), in each case, which relates specifically to that claim, the Claimants shall repay jointly and severally to the Warrantors (or such relevant person who made any such payment) the Paid Amount as is (A) adequately compensated for by the amount recovered from such third party; and/or (B) equal to the amount of the Tax Relief, less all reasonable costs, charges and expenses incurred by the Claimant in recovering that amount from such third party and/or receiving such Tax Relief.

8.	Escrow

8.1.	The Current Shareholders hereby irrevocably agree that following the Closing, such number of ADS(s) representing the Shareholdings Percentage issued pursuant the Share Issuance will be held in escrow by the Escrow Agent subject to the terms and conditions of the Lock-up Agreement and until the earlier of (i) the elapse of a six (6) months period commencing as of the Closing; and (ii) the date of the Additional Issuance upon the achievement of the First Milestone.

8.2.	It is further agreed that the Escrow Agent shall act in accordance with the terms of the Escrow Agreement.

9.	Miscellaneous

9.1.	Parties' Efforts to Close. Each Party to this Agreement shall make reasonable efforts to do all acts and things necessary, proper or advisable (including filing all documents necessary and providing all required information) for effecting the consummation of the Transactions in the most expeditious manner possible, including taking all actions as are necessary to expeditiously satisfy the conditions to Closing set forth in Sections 3.2, 3.3, and 3.4 of this Agreement. Without limiting the generality of the foregoing or any other obligation under this Agreement, the Parties shall make reasonable best efforts, and take reasonable steps necessary, to obtain all the regulatory approvals required for the Closing of the Transactions, and without limiting the generality of the foregoing, shall, take any and all actions reasonably required to avoid, remove or satisfy each and every impediment, limitation or condition imposed by any Governmental Entity or by any other third party in connection with the Transactions, so as to enable the Parties hereto to expeditiously consummate the Transactions as soon as commercially practicable.

9.2.	Confidentiality; Public Announcements.

9.2.1.	Each Party hereby undertakes that, until the Closing, it shall maintain, and shall cause all of its respective directors, officers, and employees, its Affiliates and its shareholders and anyone on their behalf, to maintain, in strict confidence, all Confidential Information, and not to allow any third party to have access to any Confidential Information. Each Party hereby undertakes that it shall, and shall cause all of its respective directors, officers, and employees, its Affiliates and shareholders and anyone on their behalf, to disclose any Confidential Information to its consultants and other representatives ("Authorized Representatives") only on a "need to know" basis, provided that such Authorized Representatives are bound by confidentiality undertakings which are at least as strict as the undertakings set out herein, and provided further, that it shall remain liable to any unauthorized disclosure of Confidential Information by its and its Affiliates' Authorized Representatives.

For the purpose of this Section 9.2.1, "Confidential Information" shall mean all documents and information in connection with the Parties, their Subsidiaries, if applicable, and other entities which they hold (or will hold from time to time) and/or their shareholders, including, without limitation, information concerning their activities, operations, results, financial reports and other financial information, proprietary rights, business plans, research and development, services, products, customers, and suppliers, and in connection with this Agreement and any other of the Transaction Agreements. Notwithstanding the foregoing, documents and information shall not be deemed Confidential for the purpose of this Section 9.2.1 if (i) such information is in the public domain at the time of disclosure; (ii) the disclosing Party can demonstrate that such information (a) became publicly available not due to a breach of this Section 9.2.1 by such Party, or (b) was obtained from a third party without breach of any confidentiality obligations; (iii) such information is otherwise required to be disclosed by (a) any applicable law or regulations; (b) a competent court; or (c) a governmental (or quasi-governmental), administrative or regulatory authority, provided, however, that subject to a applicable law a Party will use all reasonable efforts to notify the disclosing Party of the obligation to make such disclosure in advance of the disclosure so that the disclosing Party will have a reasonable opportunity to object to such disclosure.

9.2.2.	As of the Closing, the provisions of Section 9.2.1 shall terminate and be of no further force and effect. If this Agreement is terminated in accordance with its terms prior to the Closing, the Parties, their respective Affiliates and anyone on their behalf will continue to maintain the confidentiality of all information and materials obtained from the other side (or from the other side's authorized representatives), in accordance with the terms and provisions of Section 9.2.1.

9.2.3.	Notwithstanding anything to the contrary contained herein, Company and Current Shareholders specifically acknowledge and understand that Buyer is a public company traded on the TASE and NASDAQ, therefore it is required to make certain disclosures and publications under applicable laws which may include this Agreement and/or the Parties' engagement.

9.3.	Acknowledgment. The Company and the Current Shareholders hereby acknowledge and agree that: (i) the Buyer has received the Nasdaq Deficiency Notice; (ii) the Buyer has requested a hearing before a Nasdaq Hearings Panel in order to appeal such delisting determination; (iii) such hearing was held on April 16, 2026, with the participation of the Chairman of the Board of Directors of the Buyer, the Buyer’s Chief Executive Officer, and Professor Dedi Meiri; and (iv) as of the Effective Date, the outcome of such hearing remains pending and uncertain. In the event that the Buyer is delisted from Nasdaq, the terms of this Agreement shall be subject to renegotiation by the Parties in good faith.

9.4.	Entire Agreement. This Agreement constitutes the full and entire understandings and agreements between the parties hereto regarding the subject matters hereof and supersedes all prior agreements, proposals, understandings and arrangements, oral or written, if any between the Parties hereto with respect to the subject matter hereof.

9.5.	Amendment and Waiver. Any term of this Agreement may be amended only with the written consent of all Parties hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.

9.6.	Successors. The provisions hereof shall inure to the benefit of, and be binding upon, the Parties, successors, assigns, heirs, executors, and administrators of the Parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.7.	No Assignment. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Parties.

9.8.	Delays or Omissions. No failure, delay or omission to exercise any right, power, or remedy accruing to any party hereto upon any breach or default hereunder shall be deemed a waiver thereof or of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

9.9.	Cumulative Remedies. Subject to the terms of this Agreement, all remedies, either under this Agreement or by law or otherwise, afforded to any party hereto shall be cumulative and not alternative.

9.10.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement, and such unenforceability shall not affect any other provision of this Agreement. Upon such determination, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.11.	Expenses. Each Party hereto shall bear its respective costs and expenses (including legal fees) incurred by it in connection with his Agreement and the transactions contemplated herein.

9.12.	Further Assurances. Without derogating from the generality of Section 9.1, Company shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions.

9.13.	Governing Law. This Agreement and the other Transaction Agreements shall be governed by and construed in accordance with the laws of the State of Israel. Any dispute or controversy arising out of or in connection with this Agreement or any of the other Transaction Agreements shall be submitted to the exclusive jurisdiction of the competent courts located in Tel-Aviv, Israel only, to the exclusion of any other court.

9.14.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original enforceable against the party signing such counterpart, and all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement may be signed by electronic means.

9.15.	Schedules and Annexes. As soon as practical following the date of this Agreement, and in any event prior to the Closing Date, the parties shall agree in good faith the form and content of all schedules, annexes, appendices and exhibits which are referenced herein but are not attached hereto as of the date hereof

9.16.	Notices. All notices and other communications required or permitted hereunder to be given to a Party to this Agreement shall be in writing and shall be given in person (including by courier service), by registered mail, or by email (provided that written confirmation of receipt is provided), addressed to such Party's address as set forth below or at such other address as the Party shall have furnished to each other Party in writing in accordance with this provision:

if to the Company:	Psyga Bio Ltd. Attention: Maya Matos Address: 9 Tarshish St., Caesarea. Israel E-mail: maya@cannasoul.co.il

With a copy (which shall not constitute notice) to: Adv. Yariv Reichenberg Address: 5 Hahermon St., Raanana Israel Attention: Yariv Reichenberg Telephone No.: 972 54 6258738 Email: yariv@yarivlaw.com

If to Current Shareholders	as set forth in Exhibit A

if to the Buyer:	XTL Biopharmaceuticals Ltd. Attention: Shlomo Shalev Address: 26 Ben-Gurion St. Ramat Gan, 5112001, Israel E-mail: shlomo.shalev@gmail.com

With a copy (which shall not constitute notice) to:

Amit Pollak Matalon & Co.

Adress: APM House, 18 Raoul Wallenberg St.,

Building D, 5th floor, Ramat Hachayal,

Tel Aviv, 6971915, Israel

Attention: Ronen Kantor, Adv.

Telephone No.: +972-3-5689000

E-mail: rkantor@apm.law

Or such other address with respect to a Party as such Party shall notify each other party in writing as above provided. All communications delivered in person (including by courier service) shall be deemed to have been given upon delivery, those given by email shall be deemed given on the Business Day following transmission with confirmed answer back, and all notices and other communications sent by registered mail shall be deemed given five (5) days after posting.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Share Purchase Agreement on the date first above written.

The Company:		The Buyer:

Psyga Bio Ltd.		XTL Biopharmaceuticals Ltd.

By:	David Meiri	By:	Noam Band

Name and Title:	CEO, chairman	Name and Title:	CEO

Signature:		Signature:

Current Shareholder:		Current Shareholder:

[______]		[______]

Signature:		Signature:

Current Shareholder:		Current Shareholder:

[______]		[______]

Signature:		By:

Name and Title:

Signature:

[Signature Page to Psyga Bio Ltd. April 2026 SPA]

-EXHIBIT A-

List of Current Shareholders

Name of Shareholder	Address	Phone Number	Email address	No. of Acquired Shares	Share Issuance	Shares upon First Milestone (or Warrants)	Shares Upon Second Milestone (or Warrants)	Shares Upon Third Milestone (or Warrants)

Total

.